Exhibit 99.2

QIWI plc

Unaudited interim condensed consolidated

financial statements

June 30, 2021

QIWI plc

Unaudited interim condensed consolidated financial statements

June  30, 2021

Content

Report of Independent Registered Public Accounting Firm	F-1
Interim condensed consolidated statement of financial position	F-2
Interim condensed consolidated statement of comprehensive income	F-3
Interim condensed consolidated statement of cash flows	F-4
Interim condensed consolidated statement of changes in equity	F-5
Notes to interim condensed consolidated financial statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Qiwi plc

Results of Review of Interim Financial Statements

We have reviewed the accompanying interim condensed consolidated statement of financial position of Qiwi plc and subsidiaries (“the Group”) as of June 30, 2021, the related interim condensed consolidated statements of comprehensive income for the six and three-month periods ended June 30, 2021 and 2020, interim condensed consolidated statements of cash flows and changes in equity for the six-month periods ended June 30, 2021 and 2020, and the related notes (collectively referred to as the “interim condensed consolidated financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim condensed consolidated financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2020, the related consolidated statements of comprehensive income, consolidated statements of cash flows and changes in equity for the year then ended, and the related notes (not presented herein); and in our report dated April 15, 2021, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young LLC

Moscow, Russia

August 19, 2021

QIWI plc

Interim condensed consolidated statement of financial position

June 30, 2021

(in millions of rubles)

	Notes	As of December 31, 2020	As of June 30, 2021 (unaudited)
Assets
Non-current assets
Property and equipment		1,893	1,681
Goodwill and other intangible assets		10,813	10,590
Investments in associates	13	1,635	—
Long-term debt securities and deposits	22	3,495	3,456
Long-term loans	6, 22	214	257
Other non-current assets		112	120
Deferred tax assets		209	178

Total non-current assets		18,371	16,282

Current assets
Trade and other receivables	7	7,445	5,547
Short-term loans	6	5,799	5,615
Short-term debt securities and deposits	22	2,888	1,899
Prepaid income tax		197	207
Other current assets	9	1,202	875
Cash and cash equivalents	8	47,382	35,853
Assets held for sale	4	31	1,949

Total current assets		64,944	51,945

Total assets		83,315	68,227

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserves		2,575	2,582
Retained earnings		14,602	16,730
Translation reserve		554	530

Total equity attributable to equity holders of the parent		31,676	33,787
Non-controlling interests		96	64

Total equity		31,772	33,851

Non-current liabilities
Long-term debt	12	4,923	4,936
Long-term lease liabilities	14	762	737
Long-term customer accounts	11	36	—
Other non-current liabilities		44	49
Deferred tax liabilities		1,161	1,362

Total non-current liabilities		6,926	7,084

Current liabilities
Trade and other payables	10	29,528	17,397
Customer accounts and amounts due to banks	11	12,301	8,047
Short-term debt	12	1,640	638
Short-term lease liabilities	14	354	357
VAT and other taxes payable		147	108
Other current liabilities	9	647	745

Total current liabilities		44,617	27,292

Total equity and liabilities		83,315	68,227

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

June 30, 2021

(in millions of rubles)

		Unaudited
		Three months ended	Six months ended	Three months ended	Six months ended
	Notes	June 30, 2020 (restated)*		June 30, 2021
Continuing operations
Revenue:		9,426	18,830	10,813	20,047

Payment processing fees		7,796	15,731	9,162	16,777
Interest revenue calculated using the effective interest rate	15	655	1,211	694	1,343
Fees from inactive accounts and unclaimed payments		501	991	413	854
Other revenue	15	474	897	544	1,073

Operating costs and expenses:		(5,716)	(11,920)	(7,250)	(13,968)

Cost of revenue (exclusive of items shown separately below)	16	(3,501)	(7,354)	(4,764)	(8,837)
Selling, general and administrative expenses	17	(510)	(1,204)	(612)	(1,161)
Personnel expenses		(1,400)	(2,777)	(1,525)	(3,230)
Depreciation and amortization		(268)	(528)	(285)	(571)
Credit loss expense	6, 7, 8	(5)	(25)	(64)	(157)
Impairment of non-current assets		(32)	(32)	—	(12)

Profit from operations		3,710	6,910	3,563	6,079

Share of gain/(loss) of an associate and a joint venture	13	107	239	141	306
Foreign exchange gain/(loss), net		(299)	(239)	(50)	(42)
Interest income and expenses, net		(23)	(44)	(15)	(27)
Other income and expenses, net		(7)	(23)	(65)	(73)

Profit before tax from continuing operations		3,488	6,843	3,574	6,243
Income tax expense	19	(678)	(1,344)	(941)	(1,656)

Net profit from continuing operations		2,810	5,499	2,633	4,587

Discontinued operations
Loss after tax from discontinued operations	4	(973)	(2,063)	—	—

Net profit		1,837	3,436	2,633	4,587

Attributable to:
Equity holders of the parent		1,816	3,403	2,618	4,561
Non-controlling interests		21	33	15	26

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(33)	153	(29)	(24)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax		40	32	—	—
Net gains recycled to profit or loss upon disposal		(25)	(47)	—	—
Total other comprehensive income/(loss), net of tax		(18)	138	(29)	(24)

Total comprehensive income, net of tax		1,819	3,574	2,604	4,563

Attributable to:
Equity holders of the parent		1,798	3,530	2,589	4,537
Non-controlling interests		21	44	15	26
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		29.24	54.78	41.94	73.07
Diluted, profit attributable to ordinary equity holders of the parent		29.13	54.58	41.92	73.02
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		44.88	87.97	41.94	73.07
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		44.72	87.65	41.92	73.02

*	Amounts do not correspond with the previously presented ones due to discontinued operations (please refer to Note 4) and foreign exchange gain/(loss) netting (please refer to Note 2.3)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

June 30, 2021

(in millions of rubles)

		Six months ended (unaudited)
	Notes	June 30, 2020	June 30, 2021
Operating activities
Profit before tax from continuing operations		6,843	6,243
Loss before tax from discontinued operations	4	(2,244)	—

Profit before tax		4,599	6,243
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities:
Depreciation and amortization		650	571
Foreign exchange loss, net		255	42
Interest income, net	15	(1,595)	(1,069)
Credit loss expense	4, 6, 7, 8	810	157
Share of (gain) / loss of an associate and a joint venture	13	(239)	(306)
Loss on forward contract to sell Sovest loans’ portfolio	4	658	—
Impairment of non-current assets		134	12
Other		33	13
Changes in operating assets and liabilities:
Decrease in trade and other receivables		1,218	1,687
(Increase)/decrease in other assets		(37)	311
Decrease in customer accounts and amounts due to banks		(12,441)	(4,257)
Decrease in accounts payable and accruals		(3,391)	(12,028)
Decrease in loans issued from banking operations		807	156

Cash used in operations		(8,539)	(8,468)
Interest received		1,985	1,468
Interest paid		(332)	(279)
Income tax paid		(805)	(1,443)

Net cash flow used in operating activities		(7,691)	(8,722)

Investing activities
Cash paid for acquisitions		(66)	(10)
Purchase of property and equipment		(90)	(90)
Purchase of intangible assets		(111)	(37)
Proceeds from sale of fixed and intangible assets		54	12
Loans issued		(11)	(20)
Repayment of loans issued		—	11
Purchase of debt securities and deposits		(2,358)	—
Proceeds from sale and redemption of debt instruments		3,230	971

Net cash flow received from investing activities		648	837

Financing activities
Repayment of borrowings		(102)	(1,004)
Payment of principal portion of lease liabilities		(46)	(29)
Dividends paid to owners of the Group	18	(1,630)	(2,446)
Dividends paid to non-controlling shareholders		(54)	(54)

Net cash flow used in financing activities		(1,832)	(3,533)
Effect of exchange rate changes on cash and cash equivalents		403	(111)

Net decrease in cash and cash equivalents		(8,472)	(11,529)
Cash and cash equivalents at the beginning of the period	8	42,101	47,382

Cash and cash equivalents at the end of the period	8	33,629	35,853

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

June 30, 2021

(in millions of rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772

Profit for the period		—	—	—	—	—	4,561	—	4,561	26	4,587
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(24)	(24)	—	(24)

Total comprehensive income		—	—	—	—	—	4,561	(24)	4,537	26	4,563

Share-based payments		—	—	—	—	8	—	—	8	—	8
Exercise of options		52,002	—	—	—	—	—	—	—	—	—
Dividends	18	—	—	—	—	—	(2,433)		(2,433)	—	(2,433)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(58)	(58)
Other		—	—	—	—	(1)	—	—	(1)	—	(1)

Balance as of June 30, 2021 (unaudited)		62,430,834	1	1,876	12,068	2,582	16,730	530	33,787	64	33,851

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

June 30, 2021

(in millions of rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

Profit for the period		—	—	—	—	—	3,403	—	3,403	33	3,436
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	142	142	11	153
Debt instruments at FVOCI		—	—	—	—	(15)	—	—	(15)	—	(15)

Total comprehensive income		—	—	—	—	(15)	3,403	142	3,530	44	3,574

Share-based payments		—	—	—	—	48	—	—	48	—	48
Exercise of options		79,938	—	—	—	—	—	—	—	—	—
Dividends	18	—	—	—	—	—	(1,655)		(1,655)		(1,655)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(54)	(54)
Other		—	—	—	—	(9)	—	—	(9)	—	(9)

Balance as of June 30, 2020 (unaudited)		62,172,773	1	1,876	12,068	2,600	12,305	431	29,281	60	29,341

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2021 were authorized for issue on August 12, 2021.

The Company was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited and later to QIWI plc.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2021.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2020.

2.2. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations became effective for the Group from January 1, 2021, but did not have any material impact on the financial statements of the Group:

•	Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest rate benchmark (IBOR) reform.

•	Amendments to IFRS 16: Covid-19 Related Rent Concessions beyond June 30, 2021.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.3. Changes in presentation

As at December 31, 2020, the Group started presenting foreign exchange gains and losses on a net basis. The change in presentation was made to make the financial statements more comparable with the industry peers and to provide fair presentation of these amounts.

The effects of the restatement on the previously reported amounts in the condensed consolidated statement of comprehensive income are set out below:

	For the three months ended June 30, 2020		For the six months ended June 30, 2020
	As previously reported	Restated	As previously reported	Restated
Foreign exchange gain	743	—	355	—
Foreign exchange loss	(1,042)	—	(594)	—
Foreign exchange gain, net	—	(299)	—	(239)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2020	As of June 30, 2021
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI - M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
Attenium LLC (Russia) [1]	Management services	100%	—
Postomatnye Tekhnologii LLC (Russia) [1]	Logistic	100%	—
Future Pay LLC (Russia) [1]	Operation of on-line payments	100%	—
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
Factoring PLUS LLC (Russia)	Software development	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC «Polet Finance» LLC(Russia)[2]	Retail financial services	—	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
QPCD LLC (RF)[3]	Software development	—	51%

Associate and Joint Venture
QIWI Platform LLC (Russia)	Software development	60%	60%
JSC Tochka (Russia)	Digital services for banks	40%	40%
Tochka Investitsii LLC (Russia)[3]	Digital services for banks	—	40%

[1]	The Entities were liquidated during 2021
[2]	The Entity was established during 2021
[3]	The Entities were acquired during 2021 for insignificant consideration

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Acquisitions, disposals and discontinued operations

2021

Tochka sale

In June 2021, the Group decided to enter into an agreement with Otkritie Bank to sell its 40% stake (45% economic interest) in the capital of Tochka associate. By June 30, 2021, the carrying value of investment in associate in the amount of 1,949 had been reclassified to assets held for sale. From the date of classification into assets held for sale the Group discontinued the use of the equity method of accounting and started measuring it at the lower of it carrying amount and fair value less costs to sell. No impairment was recognized upon reclassification. The price the Group is due to receive consists of two elements: i) a fixed amount of 4,947, and; ii) an amount contingent on Tochka’s earnings for the year 2021.

The sale is expected to be completed in third quarter of the year 2021.

2020

Rocketbank wind down

In March 2020, the Board of Directors decided to wind down the Rocketbank project and had finished the process by the end of third quarter 2020. Since that date the Rocketbank’s operations are considered as discontinued.

Rocketbank represented the entire Group’s respective operating segment. Assets that remained after Rocketbank liquidation were transferred to Payment Services segment.

SOVEST disposal

In the second quarter of 2020 the Group made a decision to dispose its SOVEST project.

In June 2020, the Group entered into the framework agreement and several related binding agreements to sell certain specific SOVEST project assets to an unrelated party. As a part of the transaction, the Group assigned the portfolio of SOVEST instalment card loans as well as transferred respective brands and domains. Since then, SOVEST was classified as a disposal group held for sale and as a discontinued operation.

As a part of the transaction, the Group was to dismiss most SOVEST employees and the buyer extended job offers to certain SOVEST employees and reimbursed to the Group corresponding redundancy costs.

The sale of SOVEST assets was completed in July 2020, resulting in a pre-tax loss on disposal of 712.

SOVEST project represented the entire Group’s Consumer Financial Services operating segment.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Acquisitions, disposals and discontinued operations (continued)

The results of discontinued operations for the reporting periods are presented below:

	Three months ended June 30, 2020			Six months ended June 30, 2020
	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total
Revenue:	688	466	1,154	1,125	1,235	2,360
Interest revenue calculated using the effective interest rate	52	161	213	222	495	717
Other revenue	636	305	941	903	740	1,643

Operating costs and expenses:	(660)	(733)	(1,393)	(1,865)	(2,044)	(3,909)

Cost of revenue (exclusive of items shown separately below)	(178)	(62)	(240)	(592)	(145)	(737)
Selling, general and administrative expenses	(119)	(66)	(185)	(318)	(401)	(719)
Personnel expenses	(309)	(229)	(538)	(843)	(601)	(1,444)
Depreciation and amortization	(44)	(19)	(63)	(84)	(38)	(122)
Credit loss (expense)/income	4	(289)	(285)	6	(791)	(785)
Impairment of non-current assets	(14)	(68)	(82)	(34)	(68)	(102)

Profit/(Loss) from operations	28	(267)	(239)	(740)	(809)	(1,549)

Loss on forward contract to sell Sovest loans’ portfolio	—	(658)	(658)	—	(658)	(658)
Foreign exchange gain and loss, net	7	—	7	(16)	—	(16)
Interest income and expenses, net	(8)	(2)	(10)	(17)	(4)	(21)

Profit/(Loss) before tax from discontinued operations	27	(927)	(900)	(773)	(1,471)	(2,244)
Income tax benefit/(expense) (Note 19)	(30)	(43)	(73)	112	69	181

Net loss from discontinued operations	(3)	(970)	(973)	(661)	(1,402)	(2,063)

Earnings per share for discontinued operations
Basic, loss from discontinued operations attributable to ordinary equity holders of the parent			(15.64)			(33.19)
Diluted, loss from discontinued operations attributable to ordinary equity holders of the parent			(15.59)			(33.07)

Impairment of non-current assets

Immediately before the classification of SOVEST as discontinued operations, the recoverable amount was estimated for certain items of Intangible assets and impairment loss was identified and recognized in June 2020 in the amount of 68 to reduce the carrying amount of the assets in the disposal group to their fair values less cost to sell. This impairment of non-current assets was recognized in discontinued operations in the statement of profit or loss.

The net cash flows incurred by the discontinued operations are, as follows:

	Six months ended June 30, 2020
	Rocketbank	SOVEST	Total
Operating	(12,835)	822	(12,013)
Investing	1,256	(7)	1,249
Financing	(42)	(14)	(56)

Net cash (outflow)/inflow	(11,621)	801	(10,820)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered its responsibilities as well as the following factors:

•

The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs. The Group does not monitor balances of assets and liabilities by segments as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, presented by SOVEST installment card project;

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, offering expenses, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The segments’ statement of comprehensive income for the six months ended June 30, 2021, as presented to the CODM are presented below:

	Six months ended June 30, 2021
	PS	CO	Total
Revenue	18,692	1,355	20,047
Cost of revenue	(8,252)	(585)	(8,837)

Segment net revenue	10,440	770	11,210

Overheads	(3,011)	(1,372)	(4,383)
Credit loss expense	(39)	(118)	(157)
Depreciation, amortization and impairment	(342)	(61)	(403)
Share of gain of an associate and a joint venture	—	306	306
Other gains and losses	(76)	(66)	(142)

Segment profit/(loss) before tax	6,972	(541)	6,431

Income tax	(1,450)	(216)	(1,666)

Segment net profit/(loss)	5 522	(757)	4,765

The segments’ statement of comprehensive income for the three months ended June 30, 2021, as presented to the CODM are presented below:

	Three months ended June 30, 2021
	PS	CO	Total
Revenue	10,145	668	10,813
Cost of revenue	(4,467)	(297)	(4,764)

Segment net revenue	5,678	371	6,049

Overheads	(1,500)	(637)	(2,137)
Credit loss expense	(47)	(17)	(64)
Depreciation, amortization and impairment	(170)	(30)	(200)
Share of gain of an associate and a joint venture	—	141	141
Other gains and losses	(88)	(42)	(130)

Segment profit/(loss) before tax	3,873	(214)	3,659

Income tax	(831)	(124)	(955)

Segment net profit/(loss)	3,042	(338)	2,704

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

The segments’ statement of comprehensive income for the six months ended June 30, 2020, as presented to the CODM are presented below:

	Six months ended June 30, 2020
	PS	CFS	RB	CO	Total
Revenue	17,816	1,126	1,125	1,123	21,190
Cost of revenue	(7,098)	(123)	(593)	(277)	(8,091)

Segment net revenue	10,718	1,003	532	846	13,099

Overheads	(2,596)	(983)	(1,136)	(1,371)	(6,086)
Credit loss (expense)/recovery	3	(792)	6	(27)	(810)
Depreciation, amortization and impairment	(314)	(39)	(83)	(45)	(481)
Share of gain of an associate and a joint venture	—	—	—	239	239
Other gains and losses	(286)	(14)	(36)	(7)	(343)

Segment profit/(loss) before tax	7,525	(825)	(717)	(365)	5,618

Income tax	(1,231)	169	101	(147)	(1,108)

Segment net profit/(loss)	6,294	(656)	(616)	(512)	4,510

The segments’ statement of comprehensive income for the three months ended June 30, 2020, as presented to the CODM are presented below:

	Three months ended June 30, 2020
	PS	CFS	RB	CO	Total
Revenue	8,828	486	688	578	10,580
Cost of revenue	(3,431)	(49)	(179)	(82)	(3,741)

Segment net revenue	5,397	437	509	496	6,839

Overheads	(1,250)	(289)	(381)	(724)	(2,644)
Credit loss (expense)/recovery	11	(290)	3	(14)	(290)
Depreciation, amortization and impairment	(158)	(20)	(43)	(25)	(246)
Share of gain of an associate and a joint venture	—	—	—	107	107
Other gains and losses	(199)	(4)	(2)	(127)	(332)

Segment profit/(loss) before tax	3,801	(166)	86	(287)	3,434

Income tax	(558)	32	(42)	(110)	(678)

Segment net profit/(loss)	3,243	(134)	44	(397)	2,756

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the three and six months ended June 30, 2021 and 2020 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Revenue from continuing operations under IFRS	9,426	18,830	10,813	20,047
Revenue from discontinuing operations under IFRS (Note 4)	1,154	2,360	—	—
Cost of revenue from continuing operations	(3,501)	(7,354)	(4,764)	(8,837)
Cost of revenue from discontinuing operations (Note 4)	(240)	(737)	—	—

Total segments net revenue, as presented to CODM	6,839	13,099	6,049	11,210

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the three and six months ended June 30, 2021 and 2020, is presented below:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Consolidated profit before tax from continuing operations under IFRS	3,488	6,843	3,574	6,243
Consolidated loss before tax from discontinuing operations under IFRS (Note 4)	(900)	(2,244)	—	—

Fair value adjustments recorded on business combinations and their amortization	85	169	83	168
Impairment of non-current assets	114	134	—	12
Share-based payments	(11)	48	2	8
Offering expenses	—	10	—	—
Loss on forward contract to sell Sovest loans’ portfolio	658	658	—	—

Total segments profit before tax, as presented to CODM	3,434	5,618	3,659	6,431

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the three and six months ended June 30, 2021 and 2020, is presented below:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Consolidated net profit from continuing operations under IFRS	2,810	5,499	2,633	4,587
Consolidated net loss from discontinuing operations under IFRS (Note 4)	(973)	(2,063)	—	—

Fair value adjustments recorded on business combinations and their amortization	85	169	83	168
Impairment of non-current assets	114	134	—	12
Share-based payments	(11)	48	2	8
Offering expenses	—	10	—	—
Loss on forward contract to sell Sovest loans’ portfolio	658	658	—	—
Effect from taxation of the above items	73	55	(14)	(10)

Total segments net profit, as presented to CODM	2,756	4,510	2,704	4,765

Geographic information

Revenues from external customers are presented below:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Russia	8,140	16,286	9,918	18,247
Other CIS	365	762	473	938
EU	710	1,384	92	221
Other	1,365	2,758	330	641

Total revenue from continued and discontinued operations	10,580	21,190	10,813	20,047

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group has only one external customer where revenue exceeded 10% of the Group’s total revenue and amounted to 21.4% for the six months ended June 30, 2021 (11.1% for the six months ended June 30, 2020), and 21.5% for the three months ended June 30, 2021 (has no such customers for the three months ended June 30, 2020). This revenue was generated within the PS segment.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Disaggregated revenue information

The types of Group’s revenue from contracts with customers is represented by those disclosed in tables below.

Disaggregation of revenues from contracts with customers under IFRS 15, including those from discontinued operations, for the six months ended June 30, 2021 are presented below:

	PS	CO	Total
Payment processing fees	16,777	—	16,777
Cash and settlement service fees	32	189	221
Platform and marketing services related fees	75	358	433
Fees for guarantees issued	10	265	275
Other revenue	141	3	144

Total revenue from contracts with customers	17,035	815	17,850

Disaggregation of revenues from contracts with customers, including those from discontinued operations, for the three months ended June 30, 2021 are presented below:

	PS	CO	Total
Payment processing fees	9,162	—	9,162
Cash and settlement service fees	13	95	108
Platform and marketing services related fees	40	176	216
Fees for guarantees issued	4	135	139
Other revenue	79	2	81

Total revenue from contracts with customers	9,298	408	9,706

Disaggregation of revenues from contracts with customers, including those from discontinued operations, for the six months ended June 30, 2020 are presented below:

	PS	CFS	RB	CO	Total
Payment processing fees	15,731	—	—	—	15,731
Cash and settlement service fees	24	—	797	259	1,080
Installment cards related fees	—	754	—	—	754
Platform and marketing services related fees	67	—	15	282	364
Fees for guarantees issued	12	—	—	156	168
Other revenue	63	—	91	20	174

Total revenue from contracts with customers	15,897	754	903	717	18,271

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Disaggregation of revenues from contracts with customers, including those from discontinued operations, for the three months ended June 30, 2020 are presented below:

	PS	CFS	RB	CO	Total
Payment processing fees	7,796	–	–	–	7,796
Cash and settlement service fees	15	–	611	131	757
Installment cards related fees	–	305	–	–	305
Platform and marketing services related fees	32	–	–	159	191
Fees for guarantees issued	6	–	–	94	100
Other revenue	34	–	24	4	62

Total revenue from contracts with customers	7,883	305	635	388	9,211

6. Long-term and short-term loans issued

As of June 30, 2021, long-term and short-term loans issued consisted of the following:

	Total as of June 30, 2021	Expected credit loss allowance	Net as of June 30, 2021
Long-term loans
Loans to legal entities	257	–	257

Total long-term loans	257	–	257

Short-term loans
Loans to legal entities	5,660	(45)	5,615

Total short-term loans	5,660	(45)	5,615

As of December 31, 2020, long-term and short-term loans consisted of the following:

	Total as of December 31, 2020	Expected credit loss allowance	Net as of December 31, 2020
Long-term loans
Loans to legal entities	214	–	214

Total long-term loans	214	–	214

Short-term loans
Loans to legal entities	5,836	(37)	5,799

Total short-term loans	5,836	(37)	5,799

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. The major part of loans issued are not collateralized.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2021, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2021	(5)	(1)	(31)	(37)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(4)	–	(4)	(8)
Transfers between stages	–	–	–	–

ECL allowance as of June 30, 2021	(9)	(1)	(35)	(45)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2021, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of April 1, 2021	(5)	(1)	(33)	(39)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(4)	–	(2)	(6)
Transfers between stages	–	–	–	–

ECL allowance as of June 30, 2021	(9)	(1)	(35)	(45)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2020, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2020	(229)	(120)	(494)	(843)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(123)	(210)	(488)	(821)
Transfers between stages	140	(8)	(132)	–
Reclassification to disposal group	212	338	1,073	1,623

ECL allowance as of June 30, 2020	–	–	(41)	(41)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2020, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2020	(286)	(391)	(704)	(1,381)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	65	44	(392)	(283)
Transfers between stages	9	9	(18)	–
Reclassification to disposal group	212	338	1,073	1,623

ECL allowance as of June 30, 2020	–	–	(41)	(41)

As of June 30, 2021, and December 31, 2020, the Group had no overdue but not impaired loans.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables

As of June 30, 2021, trade and other receivables consisted of the following:

	Total as of June 30, 2021	Expected credit loss allowance/Provision for impairment	Net as of June 30, 2021
Cash receivable from agents	2,951	(187)	2,764
Deposits issued to merchants	2,236	(16)	2,220
Commissions receivable	158	(20)	138
Other receivables	422	(199)	223

Total financial assets	5,767	(422)	5,345

Advances issued	203	(1)	202

Total trade and other receivables	5,970	(423)	5,547

As of December 31, 2020, trade and other receivables consisted of the following:

	Total as of December 31, 2020	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2020
Cash receivable from agents	2,358	(150)	2,208
Deposits issued to merchants	4,639	(17)	4,622
Commissions receivable	135	(19)	116
Other receivables	343	(97)	246

Total financial assets	7,475	(283)	7,192

Advances issued	254	(1)	253

Total trade and other receivables	7,729	(284)	7,445

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive an overdraft.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

An analysis of changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2021 and June 30, 2020, was the following:

	2020	2021
ECL allowance as of January 1,	(289)	(284)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(18)	(149)
Amounts written off	43	10

ECL allowance as of June 30,	(264)	(423)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the three months ended June 30, 2021 and June 30, 2020, was the following:

	2020	2021
ECL allowance as of April 1,	(269)	(367)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(10)	(58)
Amounts written off	15	2

ECL allowance as of June 30,	(264)	(423)

8.	Cash and cash equivalents

As of June 30, 2021, and December 31, 2020, cash and cash equivalents consisted of the following:

	As of December 31, 2020	As of June 30, 2021
Correspondent accounts with Central Bank of Russia (CBR)	3,467	607
Cash with banks and on hand	9,089	3,261
Short-term CBR deposits	32,800	19,000
Other short-term bank deposits	2,028	12,987
Less: Allowance for ECL	(2)	(2)

Total cash and cash equivalents	47,382	35,853

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. While the Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis all its cash is held in highly rated banks and financial institutions according to the external rating agencies. These banks have low credit risk and are approved by the Board of Directors of the Group on a regular basis.

The Group holds cash and cash equivalents in different currencies and therefor is exposed to foreign currency risk.

	As of December 31, 2020	As of June 30, 2021
Russian ruble	40,040	32,386
Euro	3,407	1,330
US Dollar	2,847	1,038
Others	1,088	1,099

Total	47,382	35,853

Since 2017 the Company has a bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2021.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

9.	Other current assets and other current liabilities

9.1 Other current assets

As of June 30, 2021, and December 31, 2020, other current assets consisted of the following:

	As of December 31, 2020	As of June 30, 2021
Reserves at CBR*	736	520
Total other financial assets	736	520

Prepaid expenses	259	146
Other	207	209

Total other current assets	1,202	875

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from July 1, 2019, such mandatory reserves established by the CBR constitute 4.75% for liabilities in RUR and 8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

9.2 Other current liabilities

As of June 30, 2021, and December 31, 2020, other current liabilities consisted of the following:

	As of December 31, 2020	As of June 30, 2021
Contract liability related to guarantees issued	521	695
Contract liability related to loyalty programs	66	–
Other	60	50

Total other current liabilities	647	745

10.	Trade and other payables

As of June 30, 2021, and December 31, 2020, the Group’s trade and other payables consisted of the following:

	As of December 31, 2020	As of June 30, 2021
Payables to merchants	12,801	5,442
Money remittances and e-wallets accounts payable	5,725	6,463
Deposits received from agents	8,357	3,301
Commissions payable	465	356
Accrued personnel expenses and related taxes	1,386	1,185
Other payables	794	650

Total trade and other payables	29,528	17,397

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

11. Customer accounts and amounts due to banks

As of June 30, 2021, and December 31, 2020, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2020	As of June 30, 2021
Individuals’ current/demand accounts	1,539	112
Legal entities’ current/demand accounts	6,995	5,949
Term deposits	1,156	364
Due to banks	2,647	1,622

Total customer accounts and amounts due to banks	12,337	8,047

Including long-term deposits	36	—

Customer accounts and amounts due to banks bear interest of up to 2.65% (2020 – 4%).

12. Debt

As of June 30, 2021, and December 31, 2020, Group’s debt consisted of the following:

	Credit limit	Effective interest rate	Maturity	As of December 31, 2020	As of June 30, 2021
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 10%	December 31, 2021	—	—
Bank’ revolving credit facility	500	Up to 15%	April 20, 2026	—	—

Non-current interest-bearing debt
Bank’ revolving credit facility	1,000	8.5%	October 7, 2021	604	302
Bank’ revolving credit facility	1,000	8.5%	December 22, 2021	945	247
Bonds issued	5,000	9.3%	October 10, 2023	5,014	5,025

Total debt				6,563	5,574

Including short-term portion				1,640	638

The Group is subject to different covenants regarding its bonds issued. As of June 30, 2021, and December 31, 2020, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Interest expense related to Group’s debt for the six months ended June 30, 2021 amounted to 257 (for the six months ended June 30, 2020 – 66). Bank’ revolving credit facilities in the amount of 2,000 are secured by a pledge of assets (see Note 20).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

13.	Investment in associates

The Group has a single associate: JSC Tochka.

QIWI Group assesses its share in the entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka was accounted for using the equity method until the reclassification to assets held for sale in June 2021 (Note 4).

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

As of December 31, 2020
Associates’ statement of financial position:
Non-current assets	1,437
Current assets	3,729
including cash and cash equivalents	2,631
Non-current financial liabilities	(263)
Current liabilities	(1,270)
including financial liabilities	(959)

Net assets	3,633

Carrying amount of investment in associates (45%) of net assets	1,635

Associate’s revenue and net income for the three and six months ended June 30 was as follows:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021*	Six months ended June 30, 2021*
Revenue	1,625	3,380	2,135	4,296
Cost of revenue	(77)	(162)	(138)	(333)
Other income and expenses, net	(1,311)	(2,687)	(1,677)	(3,264)
including personnel expenses	(621)	(1,370)	(1,019)	(1,853)
including depreciation and amortization	(73)	(137)	(84)	(168)

Total net profit/(loss)	237	531	320	699

Group’s share (45%) of total net profit	107	239	143	314

* up to the date of reclassification to assets held for sale

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

14.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to nine years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the six months ended June 30, 2021 recognized under such contracts is 20 (six months 2020 – 32). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of June 30, 2021 are 8 (December 31, 2020 – 21).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2021 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2021	1,087	1,116
Additions	25	25
Derecognition	(18)	(18)
Depreciation	(144)	—
Interest expense	—	44
Payments	—	(73)

As of June 30, 2021	950	1,094

Including short-term portion		357

The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2020 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2020	1,351	1,357
Additions	205	205
Derecognition	(28)	(28)
Depreciation	(166)	—
Interest expense	—	63
Payments	—	(107)

As of June 30, 2020	1,362	1,490

Including short-term portion		385

For the amount of rent expense recognized from short-term leases and variable lease payments for the three and six months ended June 30, 2021 and June 30, 2020 see note 17.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

15.	Revenue

Other revenue for three and six months ended June 30 was as follows:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Cash and settlement service fees	146	283	108	221
Platform and marketing services related fees	191	349	216	433
Fees for guarantees issued	100	168	139	275
Other revenue	37	97	81	144

Total Other revenue	474	897	544	1,073

For the purposes of consolidated condensed statement of cash flow, “Interest income, net” includes both continued and discontinued operations and consists of the following:

	Six months ended
	June 30, 2020	June 30, 2021
Interest revenue calculated using the effective interest rate	(1,211)	(1,343)
Interest expense classified as part of cost of revenue	89	247
Interest income and expenses from non-banking loans, net, classified separately in the consolidated statement of comprehensive income	44	27
Interest income and expenses related to discontinued operations	(517)	–

Interest income, net, for the purposes of consolidated cash flow statement	(1,595)	(1,069)

16.	Cost of revenue

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Transaction costs	3,188	6,528	4,229	7,776
Interest expense	42	89	133	247
Other expenses	271	737	402	814

Total cost of revenue	3,501	7,354	4,764	8,837

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

17.	Selling, general and administrative expenses

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Advertising, client acquisition and related expenses	30	135	65	120
Tax expenses, except of income and payroll relates taxes	49	129	78	150
Advisory and audit services	137	286	146	284
Rent of premises	24	49	26	54
Expenses related to Tochka platform services	75	186	82	135
IT related services	75	145	99	185
Offering expenses	–	10	–	–
Other expenses	120	264	116	233

Total selling, general and administrative expenses	510	1,204	612	1,161

18.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Six months ended
	June 30, 2020	June 30, 2021
Proposed, declared and approved during the period: Six months ended June 30, 2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 1Q 2021: U.S.$ 13,734,622 or U.S.$ 0.22 per share		2,433
(Six months ended June 30, 2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for Q1 2020: U.S.$ 8,699,680 or U.S.$ 0.14 per share)	1,655
Paid during the period: Six months ended June 30, 2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 1Q 2021: U.S.$ 13,734,622 or U.S.$ 0.22 per share		2,446
(Six months ended June 30, 2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for Q1 2020: U.S.$ 8,699,680 or U.S.$ 0.14 per share)	1,630
Proposed for approval (not recognized as a liability as of June 30): Three months ended June 30, 2021: Interim dividend for 2021: U.S.$ 18,730,240 or U.S.$ 0.30 per share		1,385
(Three months ended June 30, 2020: Interim dividend for 2020: U.S.$ 20,517,015 or U.S.$ 0.33 per share)	1,503
Dividends payable as of June 30:	—	—

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

The Company is exempt from the special contribution to the Defence Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their taxable income.

The new Protocol of September 8, 2020 effective from January 1, 2021 established withholding tax rates as 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax expense in the interim condensed consolidated statement of comprehensive income are:

	Three months ended June 30, 2020	Six months ended June 30, 2020	Three months ended June 30, 2021	Six months ended June 30, 2021
Current income tax expense	(536)	(997)	(789)	(1,424)
Deferred tax expense	(215)	(166)	(152)	(232)

Total income tax expense for the period	(751)	(1,163)	(941)	(1,656)

Including:
Continuing operations	(678)	(1,344)	(941)	(1,656)
Discontinued operations	(73)	181	—	—

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings of its subsidiaries.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of the Russian economy, by the US, the EU, Canada and other countries, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. The ongoing COVID-19 pandemic and related lockdown measures have also contributed to the deterioration of the Russian economy. Consumer spending had generally remained cautious even prior to the COVID-19 pandemic, which upended the modest recovery that the Russian economy had experienced in the few preceding years. The outbreak of the COVID-19 pandemic and associated responses from various countries around the world, which began in early 2020 and continue to unfold to date, have negatively affected consumer demand across the globe and across industries. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and the Euro. This volatile exchange rate environment continues to prevail even though the oil prices have rebounded. The full scope of the negative impact that the ongoing COVID-19 pandemic and the lockdown measures adopted in response thereto may have on the Russian economy remains unclear but is likely to be very significant. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on the Group’s business. The negative impact of the pandemic was mitigated by accelerating inflation, an overall increase in digitalization of payments and emerging opportunities around the growing gig-economy, which are supportive trends for payment and financial service providers like QIWI. The Group was able to grow payment volumes and improve margins by adapting to the rapidly changing environment and customer behaviour. Significant growth within the B2B and B2B2C streamlines was noted as the Group continuously enhance its customer value proposition. These transactions mostly represent use-cases connected to peer-to-peer transactions, light banking, collection of proceeds services the Group provides to self-employed customers, etc. Management believes that significant growth in revenue from peer-to-peer transaction may not be representative of revenue from such transactions in future periods. Any changes in the regulatory regime or in the interpretation of current regulations that affect the continuation of one or more types of transactions currently facilitated by the Group’s system may materially adversely affect its results of operations.

A substantial portion of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals that allow consumers to use physical currency for online payments. While the Group has since largely outgrown that model, the network of kiosks and terminals remains a significant part of the Group’s infrastructure and serves as a reload and client acquisition channel for Qiwi Wallet. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, and the number of kiosks and terminals in the QIWI network is decreasing as the market shifts towards a higher share of digital payments. Since the first quarter of 2020, the Group’s physical distribution network was and, to a certain extent, continues to be negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations, as well as reducing the overall activity of the population. Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and the development of alternative payment channels. All of these factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Regulatory environment

QIWI’s business is impacted by laws and regulations that affect its industry. The number of such regulations has increased significantly in recent years. The Group is subject to a variety of regulations, including those aimed at preventing money laundering and the financing of criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws. As a result, the Group experiences periodic investigations by various regulatory authorities in connection with such laws and regulations, which may sometimes result in the imposition of monetary or other sanctions. Any changes in the regulatory regime or in the interpretation of current regulations that affect the continuation of one or more types of transactions currently facilitated by the Group’s system may materially adversely affect its results of operations.

In recent years the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which management believes QIWI has generally rectified. In the second half of 2020, the CBR, acting in its supervisory capacity, performed another routine scheduled audit of Qiwi Bank. In the course of this audit the CBR identified certain violations and deficiencies with respect to compliance with applicable banking legislation and regulations and reporting requirements to the CBR. The monetary fine imposed on Qiwi Bank as a result of these findings was RUB 11 million. In addition, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including, effective for a six-month period starting December 7, 2020, the suspension of, or limitation on, most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. During the first half of 2021, management has been working closely with the CBR to remediate the identified deficiencies and violations and to eliminate or limit the restrictions that have been imposed. As of the date of this report, the restrictions imposed by the CBR in December 2020 have expired. The recovery of the payment volumes and revenues lost in the wake of restrictions is highly dependent on changed customer behaviour and cannot be accurately estimated as well as may never be restored.

There can be no assurance that new laws and regulations adverse to the Group’s business will not come into force, that new sanctions will not be imposed on QIWI as a result of such or any past or future findings, that the Group will not come under greater CBR scrutiny in connection with any perceived deficiencies in its conduct, that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, or what sanctions the CBR may impose on QIWI in connection with such deficiencies or violations. Any such events could have a material adverse effect on the Group’s business, financial condition and results of operations.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenue. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and a new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 Qiwi Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments, and the Group thereby became one of the two payment services providers that are able to accept electronic bets on behalf of sports betting companies in Russia.

In December 2020, a new law was adopted, abolishing the mandatory participation of bookmakers in self-regulated organizations, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Centre. This role is required to be assigned to a credit institution specifically authorized by the President of Russia based on a proposal made by the Government. By the end of September 2021, such newly-appointed Unified Interactive Bets Accounting Centre will replace the existing TSUPIS. These developments are expected to negatively affect the payment volume, revenue and margins of QIWI Payment Services business due to discontinuation of operations of the TSUPIS established by Qiwi Bank. The Group will continue to generate volumes and income from betting in the form of winnings payouts to QIWI Wallets as those are not currently restricted by the new law. However, due to the rapidly changing legislation and operating environment in the betting industry, there is no guarantee that these operations will be sustainable.

For more detailed disclosure on the operating and regulatory environment and other key risks please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in Cyprus

As of today, there are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws with respect to any other related party transactions. However, Cyprus is in the late stages of adopting transfer pricing rules, covering all types of inter-company transactions and require the preparation of a Local and Master File as well as Summary Information Table in line with the OECD Transfer Pricing Guidelines (subject to the relevant thresholds). The Cyprus draft transfer pricing legislation is expected to be enacted within the coming months.

DAC6 was implemented in Cyprus on June 25, 2018 as part of the Administrative Cooperation in the Field of Taxation (Amendment) Law 2019 (AC19 Law). The Cypriot Tax Department launched a public consultation on the AC19 Law on October 22, 2019. The Directive requires intermediaries (including EU-based tax consultants, banks and lawyers) and in some situations, taxpayers, to report certain cross-border arrangements (reportable arrangements) to the relevant EU member state tax authority. Cross-border arrangements will be reportable if they contain certain features (known as hallmarks). The hallmarks cover a broad range of structures and transactions. Determining if there is a reportable cross-border arrangement raises complex technical and procedural issues for taxpayers and intermediaries. The Company would review its policies and strategies for logging and reporting tax arrangements to ensure its compliance with the abovesaid obligations.

Taxation in the Russian Federation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. For instance, introduction of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double tax treaty through structures which historically have benefited from double tax treaty protection in Russia. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases, the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities.

Withholding tax at the rate of 15% is applied to any dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia. The Group commonly seeks to claim treaty protection, as such withholding tax rate (hereinafter “WHT)” may be reduced to 5% under the available Double Tax Treaty (including Cyprus) if certain conditions stipulated thereto are met.

The new Protocol of September 8, 2020 came into effect from January 2021 increasing WHT rates in respect of interest and dividend income to 15% (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The reduced 5% tax rate in respect of dividend and interest income is envisaged for certain categories of income recipients, including public companies whose shares are listed on a registered stock exchange provided that at least 15% of the voting shares of that company are in free float and which holds directly at least 15% of the capital of the company paying the dividends throughout a 365-day period that includes the day of payment of the dividends.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The Company believes that it fulfils the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income. However, there is no assurance that the Russian Ministry of Finance will not revise its position in the future or that the Russian tax authorities will not challenge the Company’s position in this respect. It is rather unlikely that the reduced WHT rate under the Russia-Cyprus Double Tax Treaty may be applied to interest income, thus 15% WHT rate will be applied to interest income. Starting from January 1, 2017, the Russian Tax Code requires the tax agent to obtain confirmation from the non-resident holder-legal entity that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Due to the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice. According to the recent clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/ manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. As a result, there is a risk that application of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia.

Company intends to use simplified approach for confirmation of the beneficial ownership status that has recently been adopted for public companies with shares and (or) depository receipts comprising more that 25% of their share capital admitted to trade on a qualifying stock exchange if the respective confirmation letter on its beneficial ownership status and documents confirming publicly traded company status are in place. Since this simplified approach is relatively new and untested there is no assurance that the Russian tax authorities will not challenge the Company’s beneficial ownership status.

On November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. In accordance with the CbCR requirements, if the Group reaches the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) the Group may be liable to submit relevant CbCR.

In addition, on November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof, e.g. by means of introduction of the “business purpose” test. To date the MLI has been ratified by Russia with respect to more than 71 double tax treaties signed by Russia with potential effective date of January 1, 2021. Starting from 2021, MLI came into effect in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 34 countries (including tax treaty with Cyprus). Application of MLI could potentially limit tax benefits granted by double tax treaties of Russian Federation and Cyprus.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions. It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future.

There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the Russian tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

On July 19, 2017, new anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted, which replaced the previously existing concept of “unjustified tax benefit”. These anti-avoidance provisions establish two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law. The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities

The Russian Ministry of Finance issued clarifications that the concepts expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the enactment of new anti-avoidance rules. However, it cannot be excluded that this new concept could be applied by the tax authorities in a broader sense. There were some recent publications in mass media with reference to the Head of Federal Tax Service of the Russian Federation stating that more than 85% of tax disputes based on Article 54.1 of the Russian Tax Code are ruled out in favour of the tax authorities. In view of this trend and taking into the account the uncertainties with application of anti-avoidance concept, this could possibly expose the Group to significant fines, penalties and    enforcement measures, despite the best efforts at compliance, and could result in a greater than expected tax burden.

For more detailed disclosure on taxation please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, it is possible that a taxation authority will accept an uncertain tax treatment and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 2.6 billion rubles that was assessed by the Group as of June 30, 2021 (RUB 2.4 billion rubles as of December 31, 2020).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

Following the disclosure of the restrictions imposed by the CBR on us in December 2020 QIWI plc and certain of its current and former executive officers have been named as defendants in the putative class action filed in the United States. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intend to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s financial statements. Any negative outcome could result in payments of substantial monetary damages and accordingly Group’s business could be seriously harmed.

Pledge of assets

As of June 30, 2021, the Group pledged debt securities (government bonds) with the carrying amount of 1,756 (December 31, 2020 – 4,339) as collateral for bank guarantees issued on Group’s behalf to its major partners and for credit facilities received.

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term up to five years at market rate. The amount of guarantees issued as of June 30, 2021 is 25,930 (as of December 31, 2020 – 22,036).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2021 and 2020, as well as balances with related parties as of June 30, 2021 and December 31, 2020:

	For the six months ended June 30, 2021		As of June 30, 2021
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	3	(133)	170	(33)
Key management personnel	—	(174)	—	(89)
Other related parties	5	(9)	5	(3)

	For the six months ended June 30, 2020		As of December 31, 2020
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	1	(256)	170	(116)
Key management personnel	—	(194)	—	(142)
Other related parties	1	(8)	8	(9)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 174 during the six months ended June 30, 2021 (199—during the six months ended June 30, 2020) and share-based payments amounted to nil during the six months ended June 30, 2021 (5 loss—during the six months ended June 30, 2020).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the reporting period, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of June 30, 2021 and December 31, 2020 is presented by type of the financial instrument in the table below:

		As of December 31, 2020		As of June 30, 2021
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities and deposits	AC	6,383	6,476	5,355	5,320
Long-term loans	AC	196	196	228	228
Long-term loans	FVPL	18	18	29	29

Total financial assets		6,597	6,690	5,612	5,577

Financial liabilities
Bonds issued	AC	5,014	5,134	5,025	5,070

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 7.0%—7.6% and maturity up to January 2023. Some of debt securities are pledged (Note 20).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to six years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 7-35%.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2021	29	–	–	29
Assets for which fair values are disclosed
Debt securities and deposits	June 30, 2021	5,320	5,320	–	–
Long-term loans	June 30, 2021	228	–	–	228
Liabilities for which fair values are disclosed
Bonds issued	June 30, 2021	5,070	5,070	–	–
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2020	18	–	–	18
Assets for which fair values are disclosed
Debt instruments and deposits	December 31, 2020	6,476	6,476	–	–
Long-term loans	December 31, 2020	196	–	–	196
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2020	5,134	5,134	–	–

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2021.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

23.	Events after the reporting date

Tochka sale

In July 2021, the Group has entered into an agreement with Otkritie Bank to sell all its stake in the capital of JSC Tochka. Closing is expected to take place in third quarter of 2021. The final deal price adjustment will be performed on the basis of Tochka’s audited results for the year 2021, once available, and is expected to be settled in second quarter of 2022.

Dividends distribution

On August 12, 2021 the Board of Directors of the Company approved dividends of U.S.$ 18,730,240 (equivalent of 1,385).